2710 Wycliff Road
Raleigh, NC 27607
Telephone: 919.783.4603
Fax: 919.783.4535
E-Mail: roselyn.bar@martinmarietta.com

Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary
December 22, 2005
Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:      Martin Marietta Materials, Inc.
Dear Ms. Sifford:
In connection with your letter, dated December 14, 2005 to Ms. Janice K. Henry, as Chief Financial Officer of Martin Marietta Materials, Inc., you indicated that we should tell you when we would provide you with a response. We intend to provide responses to your letter no later than January 13, 2006.
Very truly yours,
Roselyn R. Bar

cc:	Mr. Gary Newberry Ms. Sandra Eisen
RRB/ppt